Wizard World, Inc.

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

June 20, 2012

Mr. Adam Turks

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wizard World, Inc.
Form 8-K/A
Filed April 20, 2012
Form 10-K/A for Fiscal Year Ended
December 31, 2010
Filed April 23, 2012
Form 10-K for Fiscal Year Ended
December 31, 2011
Filed April 16, 2012
File No. 000-33383

Dear Mr. Turks:

This will confirm your conversation with company counsel on June 19, 2012, that Wizard World, Inc. (the “Company”) was not able to respond to the U.S. Securities and Exchange Commission’s (the “Commission”) comments in its letter, dated May 16, 2012, regarding the above referenced filings by May 26, 2012, which was the date on which the Commission had requested a response from the Company.

On March 19, 2012, we appointed Mr. John Macaluso as our Chief Executive Officer. The Company was unable to timely respond to the Commission's comments due to the foregoing transition involving our executive management team. At this time, new management is gathering necessary corporate documents to respond to historical comments from the Commission. Therefore, the Company respectfully requests that the deadline for the Company’s response be extended to Friday, June 29, 2012.

Sincerely,

/s/ John Macaluso

John Macaluso

Chief Executive Officer